UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒
*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:    March 13, 2017

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Determination of Selling Price, etc.

TOKYO, March 13, 2017 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) hereby announces that it has determined the selling price and other matters relating to the secondary offering of its shares resolved at the meeting of the Board of Directors held on March 3, 2017, as set forth below.

1.	Secondary Offering of Shares (Offering by way of Purchase and Subscription by the Underwriters)

(1)	Selling Price	¥4,231 per share

(2)	Total Selling Price	¥157,543,400,500

(3)	Subscription Price	¥4,056.52 per share

(4)	Total Subscription Price	¥151,046,550,460

(5)	Delivery Date	March 22, 2017 (Wed.)

Note: The shares will be underwritten at the subscription price and offered at the selling price.

2.	Secondary Offering of Shares (Offering by way of Over-Allotment)

(1)	Number of Shares to be Offered	5,585,300 shares

(2)	Selling Price	¥4,231 per share

(3)	Total Selling Price	¥23,631,404,300

(4)	Delivery Date	March 22, 2017 (Wed.)

Reference

1.	Calculation of Selling Price

(1)	Calculation Reference Date	March 13, 2017 (Mon.)

(2)	Share price (closing price) of shares of common stock of SMFG on the Tokyo Stock Exchange, Inc. on the Calculation Reference Date	¥4,362

(3)	Discount Rate	3.00%

2.	Number of Shares to be Offered in the Offering by way of Purchase and Subscription by the Underwriters

37,235,500 shares

Note:

This press release has been prepared for the purpose of announcing an offering of shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release does not constitute an offer of investment in nor solicitation for purchase of shares of SMFG’s common stock within the United States. SMFG has not, and will not, registered any of its shares of common stock under the U.S. Securities Act of 1933. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. If any public offering of securities is made in the United States, it will be by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933. No offer of securities for sale in the United States will be made in connection with the above-mentioned transactions.